UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO
ANNOUNCES NEW CHIEF EXECUTIVE OFFICER

Guadalajara, Jalisco, Mexico, December 28, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced the resignation of Jorge Sales Martínez, Chief Executive Officer, for personal and health reasons.

In a meeting by the Nominations and Compensations Committee that took place on December 23, 2010, the resignation of Jorge Sales was announced and GAP’s Board of Directors, approved the prior decision, which took place on December 13, 2010, to name Fernando Bosque Mohíno as the Company’s new Chief Executive Officer. Mr. Bosque Mohíno has the expertise necessary for the position and he fulfills all of the requirements as established in Section 2.1.1 of the Technical Assistance Agreement as well as Article 22 of Airport Law.

Fernando Bosque is a graduate in Economic and Business sciences from the Universidad Autónoma de Madrid and has 34 years of experience in the airport sector. He began his career in 1976 the Federal Aviation and Transportation Department in Spain. Recently, he served as the CEO of MBJ Airports Limited, in Montego Bay, Jamaica, appointed by Abertis. He has extensive knowledge of the airport industry having previously been the Chief Financial Officer of AENA Internacional, one of GAP’s strategic partners, together with CMA and Abertis. He participated in ASUR’s Board, when he was working as Ferrovial’s concession director, thus also having a deep understanding of the privatization structure of Mexican Airports. Mr. Bosque Mohíno is a native of Spain.

Guillermo Díaz de Rivera, Chairman of the Board of Directors, stated, “Jorge accomplished a very important role during a period with diverse challenges. While we regret his departure, we appreciate the work that he has contributed to this company through the years, which included important changes that yielded great results. These results and his dedication to GAP speak for themselves. There is no doubt that we will miss him, and for all of his efforts, we wish to give him heartfelt thanks.”

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406-3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
www.twitter.com/aeropuertosGAP	www.twitter.com/iadvizeIR

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: January 5, 2010